WWF Holdings, Inc.

A Delaware Corporation

Consolidated Financial Statements (Unaudited) and
Independent Accountant's Review Report

December 31, 2019 and 2018

WWF HOLDINGS, INC.

TABLE OF CONTENTS



To the Stockholders of
WWF Holdings, Inc.
Detroit, Michigan

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

We have reviewed the accompanying consolidated financial statements of WWF Holdings, Inc. and subsidiaries (the "Company") which comprise the consolidated balance sheets as of December 31, 2019 and 2018 and the related consolidated statements of operations, changes in stockholders' equity/(deficit), and cash flows for the year ended December 31, 2019 and for the period from April 3, 2018 (inception) to December 31, 2018, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the consolidated financial statements that is free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying consolidated financial statements does not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Artesian CPA, LLC

Artesian CPA, LLC
Denver, Colorado
April 5, 2020

Artesian CPA, LLC

1624 Market Street, Suite 202 | Denver, CO 80202
p: 877.968.3330 f: 720.634.0905
info@ArtesianCPA.com | www.ArtesianCPA.com

WWF HOLDINGS, INC.
CONSOLIDATED BALANCE SHEETS (UNAUDITED)
As of December 31, 2019 and 2018

	2019	2018
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 69,388	$ 2,197
Prepaid expenses	20,283	300
Accounts receivable	4,000	-
Offering costs	-	20,150
Total Current Assets	93,671	22,647
Non-Current Assets:		
Software, net	132,121	16,980
Property and equipment, net	1,721	-
Intangible assets, net	2,243	2,389
Total Non-Current Assets	136,085	19,369
TOTAL ASSETS	$ 229,756	$ 42,016
LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 20,061	$ 32,045
Accrued expenses	16,229	-
Due to shareholders	21,569	147,301
Notes payable - related party	38,998	-
Convertible note payable	20,000	-
Total Current Liabilities	116,857	179,346
Long-Term Liabilities:		
SAFE agreements liability	790,092	34,000
Deferred compensation - shareholders	98,625	-
Notes payable - related party, net of current	158,724	-
Total Long-Term Liabilities	1,047,441	34,000
Total Liabilities	1,164,298	213,346
Stockholders' Equity/(Deficit):		
Preferred Stock, $0.00001 par, 4,500,000 shares authorized, 0 shares issued and outstanding as of both December 31, 2019 and 2018	-	-
Class A Common Stock, $0.00001 par, 11,000,000 shares authorized, 10,000,000 shares issued and outstanding as of both December 31, 2019 and 2018	100	100
Class B Common Stock, $0.00001 par, 4,500,000 shares authorized, 194,274 and 21,774 shares issued and outstanding as of December 31, 2019 and 2018, respectively	2	-
Additional paid-in capital	-	-
Accumulated deficit	(934,644)	(171,430)
Total Stockholders' Equity/(Deficit)	(934,542)	(171,330)
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY/(DEFICIT)	$ 229,756	$ 42,016

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the year ended December 31, 2019 and for the period from April 3, 2018 (inception) to December 31, 2018

	2019	2018
Net revenues	$ 29,500	$ -
Costs of net revenues	(83,139)	-
Gross profit/(loss)	(53,639)	-
Operating Expenses:		
General & administrative	294,422	104,840
Compensation & benefits	291,107	40,000
Sales & marketing	92,772	26,590
Total Operating Expenses	678,301	171,430
Loss from operations	(731,940)	(171,430)
Other Income/(Expense):		
Interest expense	(1,124)	-
Offering costs	(30,150)	-
Total Other Income/(Expense)	(31,274)	-
Provision for income taxes	-	-
Net Loss	$ (763,214)	$ (171,430)

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

-3-

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY/(DEFICIT) (UNAUDITED)
For the year ended December 31, 2019 and for the period from April 3, 2018 (inception) to December 31, 2018

	Preferred Stock		Common Stock Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity/(Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount			
Balance at April 3, 2018 (inception)	-	$ -	-	$ -	-	$ -	$ -	$ -	$ -
Class A common stock issuance	-	-	10,000,000	100	-	-	-	-	100
Class B common stock issuance	-	-	-	-	21,774	-	-	-	-
Net loss	-	-	-	-	-	-	-	(171,430)	(171,430)
Balance at December 31, 2018	-	$ -	10,000,000	$ 100	21,774	$ -	$ -	$ (171,430)	$ (171,330)
Class B common stock issuance	-	-	-	-	172,500	2	-	-	2
Net loss	-	-	-	-	-	-	-	(763,214)	(763,214)
Balance at December 31, 2019	-	$ -	10,000,000	$ 100	194,274	$ 2	$ -	$ (934,644)	$ (934,542)

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

WWF HOLDINGS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
For the year ended December 31, 2019 and for the period from April 3, 2018 (inception) to December 31, 2018

	2019	2018
Cash Flows From Operating Activities		
Net Loss	$ (763,214)	$ (171,430)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization	146	101
Depreciation	278	-
Deferred compensation	98,625	-
Offering costs	20,150	-
Issuance of convertible note for services	20,000	-
Changes in operating assets and liabilities:		
Change in prepaid expenses	(19,983)	(300)
Change in accounts receivable	(4,000)	-
Change in accrued expenses	16,229	-
Change in accounts payable	(11,986)	32,045
Net Cash Used In Operating Activities	(643,755)	(139,584)
Cash Flows From Investing Activities		
Website development costs	(115,141)	(16,980)
Purchase of property and equipment	(1,998)	-
Patent development costs	-	(2,490)
Net Cash Used In Investing Activities	(117,139)	(19,470)
Cash Flows From Financing Activities		
Proceeds from issuance of SAFEs	756,092	34,000
Proceeds from issuance of common stock	2	100
Proceeds from issuance of notes payable-related parties	84,301	-
Advances/(repayments) from/(to) shareholder	(12,310)	147,301
Offering costs	-	(20,150)
Net Cash Provided By Financing Activities	828,085	161,251
Net Change In Cash	67,191	2,197
Cash at Beginning of Period	2,197	-
Cash at End of Period	$ 69,388	$ 2,197
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 1,124	$ -
Cash paid for income taxes	$ -	$ -
Supplemental Disclosure of Non-Cash Financing Activities		
Conversion of related party payable to note payable	$ 113,421	$ -
Issuance of convertible note for services	$ 20,000	$ -

See Independent Accountant's Review Report and accompanying notes to the consolidated financial statements.

WWF HOLDINGS, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
As of December 31, 2019 and 2018 and for the periods then ended

NOTE 1: NATURE OF OPERATIONS

WWF Holdings, Inc. and subsidiaries (collectively, the "Company"), is a corporation formed under the laws of Delaware. The Company was originally incorporated as a Delaware limited liability company on April 3, 2018 under the name WWF Holdings, LLC (the "LLC"). The LLC converted to a Delaware corporation on September 6, 2018. The Company was organized to accelerate answers to water problems in the United States by facilitating investments in water solution companies and projects via an equity crowdfunding platform. WWF Platform, LLC, a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Funding Portal, LLC a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Crowd, LLC a limited liability company formed under the laws of Delaware on April 3, 2018, is a wholly owned subsidiary of the Company. WWF Agency, LLC a limited liability company formed under the laws of Delaware on August 1, 2019, is a wholly owned subsidiary of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Basis for Consolidation

The Company prepares consolidated financial statements in accordance with generally accepted accounting principles in the United States of America (GAAP). These consolidated financial statements include all accounts of WWF Holdings, Inc., along with its wholly owned subsidiaries: WWF Platform, LLC, WWF Funding Portal, LLC, WWF Crowd, LLC and WWF Agency, LLC. All transactions and balances between and among the aforementioned companies have been eliminated in consolidating the accounts for consolidated financial statement presentation. The accounting and reporting policies of the Company conform to GAAP. The Company adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of the consolidated balance sheet in conformity with accounting principles generally accepted in the United States ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated balance sheet and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Company is dependent upon additional capital resources for its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to continue to operationalize the Company's plans or failing to profitably operate the business.

Cash Equivalents and Concentration of Cash Balance

The Company considers all highly liquid securities with an original maturity of less than three months to be cash equivalents. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has recorded no allowances against its accounts receivable balances as of December 31, 2019 and 2018.

Property and Equipment

Property and equipment are recorded at cost when purchased. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. Property and equipment is recorded at cost of $1,999 and is presented on the balance sheet net of accumulated depreciation of $278 as of December 31, 2019. Depreciation expense of $178 was recorded for the year ended December 31, 2019.

Software

Software development costs to develop software used to deliver our services are capitalized in accordance with ASC 350-40. Capitalization commences after completing the planning stage, it is probable that the project will be completed, it is established that the software will perform as intended and that it has recoverable value. Software development costs are recorded at cost. All software development costs remain in development and have not yet been deployed as of December 31, 2019.

Accordingly, the Company has not yet commenced amortization of these assets. The Company reviews the recoverability of all long-lived assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset might not be recoverable. The Company's software development consisted of the following as of December 31, 2019 and 2018:

	2019	2018
Software, at cost	$ 132,121	$ 16,980
Accumulated amortization	-	-
Software, net	$ 132,121	$ 16,980

Intangible Assets

The Company capitalizes costs related to obtaining and filing patents, copyrights, and trademark applications and commences amortization over a patent's estimated useful life, typically 17 years, when a patent is successfully filed. During 2019 and 2018, the Company capitalized $0 and $2,490 in patent, copyright, and trademark related costs, resulting in intangible assets of $2,243 and $2,389 (net of accumulated amortization) as of December 31, 2019 and 2018, respectively. Amortization expense for the periods ended December 31, 2019 and 2018 was $146 and $101, respectively. The Company evaluates the capitalized costs for impairment and concluded no impairments exist as of December 31, 2019.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

> Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

> Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

> Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts reported in the consolidated balance sheets approximate their fair value.

Revenue Recognition

The Company recognizes revenue in accordance with ASC 606 when its performance obligations to its customers are satisfied and collection is reasonably assured.

Costs of Net Revenues

Costs of net revenues include the cost of independent contractors and securities counsel costs in delivering services, marketing costs, and other related costs to delivery of the services.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to stockholders' equity upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, *Income Taxes*. Under the liability method, deferred taxes are determined based on the temporary differences between the consolidated financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will be realized.

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the consolidated financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes with the recognition of estimated income taxes payable or refundable on income tax returns for the current period and for the estimated future tax effect attributable to temporary differences and carryforwards. Measurement of deferred income items is based on enacted tax laws including tax rates, with the measurement of deferred income tax assets being reduced by available tax benefits not expected to be realized in the immediate future.

From its April 3, 2018 inception until September 6, 2018, at which time the LLC was converted to a corporation, the Company was subject to taxation as a limited liability company, and therefore was treated as a partnership for federal and state income tax purposes with all income tax liabilities and/or benefits of the Company being passed through to the members. As such, no recognition of federal or state income taxes for the Company have been provided for in the accompanying consolidated financial statements during that period.

For the period after the September 6, 2018 conversion to a corporation, the Company was taxed as a corporation. The Company has net operating loss carryforwards of $835,328 and $75,730 as of December 31, 2019 and 2018, respectively. The Company used its estimated combined effective tax rate of approximately 26% from Federal and Michigan tax rates to derive net deferred tax assets of $240,400 and $19,493 as of December 31, 2019 and 2018, respectively. Due to uncertainty as to the Company's ability to generate sufficient taxable income in the future to utilize the net operating loss carryforward before it begins to expire in 2038, the Company has recorded a full valuation allowance to reduce the net deferred tax asset to zero. The Company files U.S. federal and state income tax returns. The 2019 tax returns have not yet been filed as of the issuance of these consolidated financial statements. All tax periods since inception remain open to examination by the taxing jurisdiction to which the Company is subject.

Recent Accounting Pronouncements

In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606). This ASU supersedes the previous revenue recognition requirements in ASC Topic 605—Revenue Recognition and most industry-specific guidance throughout the ASC. The core principle within this ASU is to recognize revenues when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers*, which deferred the effective date for ASU 2014-09 by one year to fiscal years beginning after December 15, 2018, while providing the option to early adopt for fiscal years beginning after December 15, 2017. Transition methods under ASU 2014-09 must be through either (i) retrospective application to each prior reporting period presented, or (ii) retrospective application with a cumulative effect adjustment at the date of initial application. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures, including but not limited to a review of accounting policies, internal controls and processes. The Company adopted this new standard effective January 1, 2019.

In February 2016, the FASB issued ASU 2016-02, *Leases* (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2020, including interim periods within those fiscal years. Early adoption is permitted. We are continuing to evaluate the impact of this new standard on our financial reporting and disclosures

Management does not believe that any recently issued, but not yet effective, accounting standards could have a material effect on the accompanying consolidated financial statements. As new accounting pronouncements are issued, we will adopt those that are applicable under the circumstances.

NOTE 3: GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not yet generated profits or significant revenues, has sustained net losses of $763,214 and $171,430 for the periods ended December 31, 2019 and 2018, respectively, has negative cash flows from operations, has an accumulated deficit of $934,644 as of December 31, 2019, has limited liquid assets with just $69,388 as of December 31, 2019, and has current liabilities in exceeding current assets by $23,186 as of December 31, 2019.

The Company's ability to continue as a going concern in the next twelve months following the date the consolidated financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts.

These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 4: STOCKHOLDERS' EQUITY/(DEFICIT)

Capital Structure

The Company was originally incorporated as a Delaware limited liability company. The membership interests in such and associated members' equity were applied to stockholders' equity and the members were issued common stock in the corporation in exchange for their membership interests. Upon conversion to a Delaware corporation in September 2018, the Company authorized 20,000,000 shares of all classes consisting of 11,000,000 shares of Class A common stock at $0.00001 par value, 4,500,000 shares of Class B common stock at $0.00001 par value, and 4,500,000 shares of preferred stock at

$0.00001 par value. As of both December 31, 2019 and 2018, 10,000,000 shares of Class A common stock were issued and outstanding. As of December 31, 2019 and 2018, 194,274 and 21,774 shares of Class B common stock were issued and outstanding, respectively. As of both December 31, 2019 and 2018, 0 shares of preferred stock were issued and outstanding. Rights and privileges of preferred stock will be established upon authorization of each series of preferred stock.

<u>Stock Issuances</u>

In 2019, the Company issued 172,500 shares of Class B common stock to service providers, consultants, and management of the Company for services rendered. No compensation costs were recorded as the Company determined the fair value of its stock as of the issuance dates was de minimus. In October 2018, the Company issued 21,774 of Class B common stock to a service provider for services rendered. No compensation costs were recorded as the Company determined the fair value of its stock as of the issuance dates was de minimus.

In September 2018, the Company issued 10,000,000 shares of Class A common stock at $0.00001 per share to its three founders, resulting in total proceeds of $100.

<u>Equity Compensation Plan</u>

The Company adopted the *Equity Compensation Plan* (the "Plan"). The Plan permits the grant of incentive stock options, non-qualified stock options, and restricted stock to attract and retain employees and consultants. Under the Plan, the Company issues stock options and restricted stock having a term of up to ten years and a strike price of no less than fair market value of common stock. Restricted stock is subject to vesting restrictions determined on a case-by-case basis. While shares may be restricted, the restricted stockholder retains voting rights for each share, regardless of restriction. Upon termination of employment or services, the Company may exercise its repurchase option over unvested equity interests.

The Company has reserved 500,000 shares of common stock under the Plan. As of December 31, 2019, 305,726 were available for grant under the Plan. Shares issued under the plan totaled 172,500 and 21,774 for the years ended December 31, 2019 and 2018, respectively.

NOTE 5: SAFE AGREEMENTS

In 2019 and 2018, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $617,500 and $34,000, respectively. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's Class B common stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $651,500 and $34,000 as of December 31, 2019 and 2018, respectively (the "Purchase Amount") into the Company's Class B common stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of Class B common stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $3,125,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 50% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the price per share in the liquidation event.

In 2019, the Company issued simple agreements for future equity (SAFE Agreement) in exchange for cash investments of $138,592 and incurred offering costs of $30,150. The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's Class B common stock. The terms provide for automatic conversion of the SAFE agreements' purchase amounts of $138,392 as of December 31, 2019 (the "Purchase Amount") into the Company's Class B common stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's stock at a fixed pre-money valuation. The number of shares of Class B common stock the SAFE agreement converts into is the Purchase Amount divided by the price per share determined by the lesser of: a) a $3,437,000 pre-money valuation on the Company's then outstanding capitalization (as further defined in the agreements), or b) a 45% discount to the share pricing in the triggering equity financing.

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: A) cash of the Purchase Amount; B) the number of shares determined by dividing the Purchase Amount by the price per share in the liquidation event.

The SAFE agreements provide holders with various additional protections, including preferences over stockholders in a dissolution event for payment of the Purchase Amount and anti-dilution protections. If the SAFE agreements convert into the Company's Class B common stock, it will have all the same rights and privileges of the stock from the triggering financing, except that the liquidation preference will be equal to the Purchase Amounts.

NOTE 6: NOTES PAYABLE

Convertible Note

On August 1, 2019 the Company entered into convertible note agreements in exchange for services rendered valued at $20,000. The note agreement bears interest at 6% and has a maturity date of July 31, 2020. The terms provide for automatic conversion of the convertible note agreement into the Company's stock if and upon a qualified equity financing event of $50,000 or greater. The number of shares of stock the convertible notes convert into is the then outstanding principal and interest divided by the price per share determined by the 20% discount to the share pricing in the triggering equity financing. Upon a corporate transaction (as defined in the note agreement) the holder is entitled to a payment of two times the then outstanding principal balance. If the note remains outstanding at or after the maturity date, the note may be converted at terms subject to the mutual agreement of the holder and the Company. Interest expense of $500 was recognized on this note for the year ended December 31, 2019.

As of December 31, 2019, the convertible note agreement has not yet converted as a qualifying financing had not yet occurred. The convertible note agreement is recorded as a liability until conversion occurs. The Company analyzed the convertible notes for beneficial conversion features and concluded the conversion features do not require adjustment to the notes for beneficial conversion features.

Notes Payable – Related Party

On December 23, 2019, the Company entered in a 36-month term loan agreement with the majority shareholder in the amount of $113,421 in conversion of a related party payable balance, bearing interest at the prime rate minus 2% (2.75% at December 31, 2019), with required monthly principal and interest payments of $3,971 beginning on July 1, 2020. The unpaid principal balance was $113,421 as of December 31, 2019.

On December 23, 2019, the Company entered in a 36-month term loan agreement with a major shareholder in the amount of $84,301 in exchange for cash, bearing interest at the prime rate minus 2% (2.75% at December 31, 2019), with required monthly principal and interest payments of $2,951 beginning on July 23, 2020. The unpaid principal balance was $84,301 as of December 31, 2019.

Future minimum debt payments under the Company's outstanding loans, excluding SAFE agreements, are as follows as of December 31, 2019:

2020	$	58,998
2021		76,886
2022		81,838
	$	217,722

NOTE 7: RELATED PARTY TRANSACTIONS

The three founders of the Company loaned the Company funds which remained unpaid and outstanding as of December 31, 2019 and 2018 in the amounts of $21,569 and $147,301, respectively. These loans bear no interest and are considered payable on demand.

In 2019, the three founders of the Company have elected to defer compensation. The amount of deferred compensation as of December 31, 2019 totaled $98,625. There are no formal repayment terms established and the deferred compensation does not bear interest.

One of the founders received $40,000 of compensation in exchange for consulting services rendered to the Company for the year ended December 31, 2018

NOTE 8: COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations.

NOTE 9: SUBSEQUENT EVENTS

Shareholder Note Payable

On January 21, 2020, the Company entered in a 36-month term loan agreement with a major shareholder in the amount of $54,000. The loan bears interest at the prime rate minus 2%, with required monthly principal and interest payments of $1,890 beginning on July 19, 2020.

On February 19, 2020, the Company entered in a 36-month term loan agreement with a major shareholder in the amount of $64,342. The loan bears interest at the prime rate minus 2%, with required monthly principal and interest payments of $2,253 beginning on August 19, 2020.

Common Stock Offering

The Company is offering up to $1,000,000 of shares of its Class B Common Stock pursuant to an offering under Regulation D and Regulation S. $20,000 has been raised through the date these financial statements were available for issuance.

Management's Evaluation

Management has evaluated subsequent events through April 5, 2020, the date the balance sheet was available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these consolidated financial statements.